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                                                                    EXHIBIT 99.1
FLORSHEIM GROUP INC.
200 NORTH LASALLE STREET
CHICAGO, ILLINOIS  60601                    FOR FURTHER INFORMATION PLEASE CALL:

                                                                 THOMAS P. POLKE
                                                                  (312) 458-7421

                                                           FOR IMMEDIATE RELEASE



                     FLORSHEIM REPORTS FIRST QUARTER RESULTS


         Chicago, Illinois, May 3, 2001, -- Florsheim Group Inc. (NASDAQ
SmallCap: FLSC) today reported a net loss for the first quarter ended March 31, 2001 of $2,692,000 or $0.32 per share compared to a net loss of $2,477,000 or $0.29 per share in the first quarter of 2000. On a pro-forma basis, the Company reported a loss from operations of $564,000 for the first quarter of this year versus a loss of $459,000 for the same quarter a year ago.

         Net sales were $50.1 million for the first quarter of 2001, compared to $56.2 million for the comparable 2000 period. Net sales for U.S. Wholesale decreased 7.5% from the first quarter of 2000. The decrease was the result of the weakness in wholesale dealer orders during the quarter. U.S. Retail net sales were $19.3 million, down 10.0% from the first quarter of 2000. The decrease was primarily the result of store closings and, to a lesser extent, the continued weakness in the retail footwear market, with same store sales decreasing 2.3%. International net sales were $8.0 million for the first quarter of 2001, down 21.1% from the first quarter of 2000. This decline reflects the continued weakness in the Company's business in Australia and Canada, as well as export.

         Peter Corritori, Chairman and Chief Executive Officer commented, "Although I am not pleased by our overall results, it is clear that our business is beginning to show signs of stability. Our first quarter sales of $50.1 million represent an increase of $2.6 million over our fourth quarter sales, the result of the successful rollout of FLS at Sears. In a difficult environment, our same store sales decrease of 2.3% for the quarter was also an improvement over the fourth quarter and full-year decreases of 4.7% and 2.8%, respectively, for 2000. Although advance bookings represent only a small part of our business, at March 31, 2001 advance bookings were 27.8% ahead of the comparable period last year."

         Gross margins excluding non-recurring charges, stated as a percentage of sales, were 44.1% for the quarter versus 42.7% for the comparable period a year ago. On the same basis, first quarter gross margins also showed improvement over the 38.2% reported in the fourth quarter of 2000 and 41.5% for the full year. Selling, general and administrative expenses, excluding non-recurring charges, were down $1.8 million versus the same period a year ago, representing a 7.4% reduction. Inventory, which has been declining steadily since the second quarter of last year, was reduced another $4.5 million in the first quarter, bringing the total reduction to $15.4 million, or 22.4% over this nine-month period.

         Mr. Corriori added, "I believe that Florsheim's consumer-centric marketing strategy coupled with our focus on expense control and asset management are beginning to show positive results. Transforming this company is a process that takes some time. We remain confident that the strategies currently being deployed place Florsheim in the best possible position to succeed."


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         Florsheim Group Inc. designs, markets, and sources a diverse and extensive range of products in the middle to upper price range of the men's quality footwear market. Florsheim distributes its products in more than 6,000 department and specialty store locations worldwide, through approximately 235 company-operated specialty and outlet stores and 49 licensed stores worldwide.

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         Information contained in this release with respect to the Company's opportunities and prospects for 2001 is forward-looking. These statements represent the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include adverse changes in economic conditions affecting the men's footwear markets served by the Company, delay in the implementation of the Company's programs and lower than expected customer acceptance.